

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 29, 2006

Via U.S. Mail and Fax
Mr. William Trubeck
Chief Financial Officer
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

      RE: **H&R Block, Inc.**
          Form 10-K/A amendment No. 2 for year ended April 30, 2005
          Filed March 31, 2006
          Form 10-Q's for quarters ending July 31, 2005, October 31, 2005 and
          January 31, 2006
          File No. 1-06089

Dear Mr. Trubeck:

      We have reviewed your supplemental response letter dated May 19, 2006 and have the following comment. As noted in our comment letter dated May 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

      Form 10-Q/A for the quarter ended January 31, 2006
      Note 6. Mortgage Banking Activities, page 9

1. We have considered your response to prior comment 2. To help us understand the basis for your revised assumptions, please provide us with a more extensive discussion of your process for estimating the value of mortgage servicing rights. In your response, please address the following items:

    ° Describe the type of information you received from third party valuations of your MSRs and from industry surveys. Also explain how you used this information to develop the assumptions you use in your valuations.
    ° Discuss the evidence that supports your conclusion to reduce the number of days of prepayment interest shortfall.

- ° Please clarify why you believe that your revised assumptions based on "portfolio specific information is not inconsistent with market-based data."
- ° We note that you also increased the discount rate used in your valuations. Please discuss the factors you considered in deciding to revise this assumption.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director